NEWS RELEASE

EMX Royalty Sells Two Additional Battery Metal Projects to Kendrick Resources PLC

Vancouver, British Columbia, August 8, 2023 (TSX Venture: EMX; NYSE American: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an agreement (the "Agreement") to add its Mjövattnet and Njuggträskliden nickel-copper-PGE-cobalt projects in Sweden (the "Swedish Projects") to an existing arrangement with Kendrick Resources PLC ("Kendrick"), a current EMX partner. Mjövattnet and Njuggträskliden battery metals projects will follow the same schedule of work commitments, advance royalty payments and milestone payments as the Espedalen battery metals project in Norway, another EMX royalty property being advanced by Kendrick. EMX will retain a 3% NSR royalty on the Swedish Projects along with other considerations summarized below. Kendrick is a Scandinavian focused energy metal exploration and development company currently listed on the London Stock Exchange ("LSE") under the trading symbol "KEN". See Figure 1 for project locations.

Each of the Swedish Projects contain nickel-copper-cobalt-PGE (Ni-Cu-Co-PGE) sulfide deposits associated with mafic-ultramafic intrusive complexes in the Skellefteå region of north-central Sweden, and both contain historical mineral resources. The Skellefteå area is known for its mining culture and heritage and is home to multiple actives mines, processing facilities and Boliden AB's Rönnskär smelting complex.

The addition of the Swedish Projects follows Kendrick's recent announcement of compelling drill results from the Espedalen battery metals project in Norway, a key EMX royalty property. Kendrick recently announced drill reported but Espedalen, including 11.60 meters averaging 2.85% nickel, 1.04% copper and 0.08% cobalt from 52.4 meters depth in drill hole ESP23-08, drilled at the Stormyra prospect on the Espedalen license (true width not reported, but can be estimated at 70-80% according to published cross sections)1. Please see www.EMXroyalty.com for more information on these and other battery metal projects in EMX's portfolio.

Commercial Terms Overview. In accordance with the Agreement, Kendrick will issue to EMX 15,000,000 options exercisable at a strike price of 1.3 pence (GBX) for 60 months. EMX currently holds an 8.8% equity stake in Kendrick, and the options will allow EMX to maintain its equity position for the foreseeable future. Additional provisions include:

  A 3% NSR royalty in favor of EMX, 1% of which can be bought down by Kendrick by paying EMX $1,000,000 by the fifth anniversary of the agreement (leaving EMX with a minimum 2% NSR royalty).
  Annual work commitments of 1,000 meters of drilling on each of the Swedish Projects.
  Annual Advance Royalty Payments ("AAR's") on each of the Swedish Projects beginning at $30,000 in 2024 and escalating by $5,000 per year.

1 See Kendrick Resources PLC News Release dated May 4, 2023: "Stormyra Second Batch Assay Results Maiden Diamond Drill Programme". EMX has not performed sufficient work to verify the published assay results, and these data cannot be verified as being compliant with NI43-101 standards. However, EMX believes these results to be reliable and relevant.

Overview of the Swedish Projects. Regional nickel exploration became a focus of the Swedish Geological Survey ("SGU") and other state-run mining concerns in the 1970's and early 1980's, leading to the discoveries of the Mjövattnet and Njuggträskliden nickel-copper-cobalt-PGE deposits along what became known as the "Nickel Line" in north central Sweden. The Nickel Line is broadly coincident with a belt of similar aged volcanogenic massive sulfide ("VMS") type deposits and orogenic gold deposits that comprise the greater Skellefteå Mining Region.

Mjövattnet Project. The translation of Mjövattnet is "mead water" in English, which was one of the first nickel sulfide discoveries made along the Nickel Line. Discovered in 1971, the Mjövattnet nickel sulfide deposit occurs along a structural corridor of similar mineralized bodies, including the Lappvattnet Brannorna, and Lappbacken zones to the southwest, each of which have drill defined zones of mineralization, with the latter two also lying within the EMX license (See Figure 2; note that Lappvattnet is currently held by a third party). Notes from the Swedish Geological Company ("NSG") in 1987 state that Mjövattnet has only been partly explored and its depth potential remains unknown2. Likewise, several clusters of nickel sulfide bearing boulders lie to the northeast and southeast (the Frangsmyran, Holmsvattnet, Långbacken and Vallen occurrences), the bedrock sources of which have yet to be identified.

This combination of known, drilled defined nickel sulfide mineralization which remains open in multiple directions, and the upside potential in the vicinities of the clusters of mineralized boulders makes the Mjövattnet project particularly attractive for further exploration.

Njuggträskliden Project. This deposit was discovered in the early 1970's via boulder tracing, which led to the identification of several mineralized outcrops. Multiple drill defined zones of nickel sulfide mineralization were delineated in the early 1980's, many of which were recognized as being enriched in PGE's, but only some of the collected drill core samples were analyzed for PGE's.

The drill defined zones of mineralization at Njuggträskliden remain open at depth, and the NSG noted in their summary report that a 10 kilometer corridor of similar boulder clusters with nickel sulfide mineralization remains to be explored at Njuggträskliden (see Figure 3)3. These occurrences all lie within the EMX license and represent considerable upside exploration potential. Since being drilled by the NSG, a few smaller companies have conducted limited exploration in the area, including twinning of some of the historic holes and reanalyzing the historic drill core for PGE's. However, little to no systematic exploration has taken place.

Recent exploration programs conducted by EMX have identified numerous new copper and nickel soil anomalies on the Njuggträskliden project. Some of these newly recognized anomalies coincide with clusters of mineralized glacially transported boulders, the source(s) of which have not yet been discovered.

Exploration Plans for 2023. Permitting for drill testing has already begun, and Kendrick expects to commence a maiden drill program at Mjövattnet in later 2023 or early 2024.

Comments on Nearby and Adjacent Properties. The mines and deposits discussed in this news release provide context for EMX's Projects, which occur in a similar geologic setting, but this is not necessarily indicative that the Projects host similar quantities, grades or styles of mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

2 Information from the Geological Survey of Sweden archives in Malå., Sweden.

3 Information from the Geological Survey of Sweden archives in Malå., Sweden., including report BRAP 81007, 1981, Nickelmineraliseringarna i Njuggtraskliden.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt Exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2023 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2022, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 1: Location map of the Swedish Projects.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 2: Mineralized trends, occurrences and geophysical map of the Mjövattnet project.

Legend
Mjövattnet project
3rd Party
Ni-Co-Cu occurrence
Drillholes
Ni-mineralized boulder
Fault
Anticline
Ice Flow
Aeromagnetic Survey
TMI
High : 3162.42
Low : -839.643
Brännorna drill defined mineralization
Mjövattnet drill defined mineralization
Holmvatnett
Langbacken
Vallen
N
5,000 m

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 3: Mineralized trends, occurrences and geophysical map of the Njuggträskliden project.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com